United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: NextEra Energy

Name of persons relying on exemption: Mercy Investment Services, Inc.

Address of persons relying on exemption:

2039 North Geyer Road, Saint Louis, MO  63131

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NextEra Energy

Vote Yes: Item 5 — Climate Lobbying Report

Annual Meeting: May 23, 2024

CONTACT:

Helen Wildsmith, CCLA | Helen.Wildsmith@ccla.co.uk

Mary Minette, Mercy Investment Services | mminette@Mercyinvestments.org

Adam Gillett, Railpen | Adam.Gillett@railpen.com

SUMMARY

We write to urge you to vote FOR Item 5, “Climate Lobbying Report” (the “Proposal”) at NextEra Energy’s (“NEE’s” or the “Company’s”) annual meeting of shareholders to be held on May 23, 2024. The Proposal is requesting that the Company provide a report on the alignment between NEE’s lobbying and policy influence activities and its Real Zero by 2045 goal1. The Company’s recently published Trade Association Lobbying Report2 does not account for NEE’s direct policy influence activities, and it provides insufficient information for investors to understand the company’s framework for assessing alignment with its trade associations and for identifying and acting on any misalignments with NEE’s Real Zero goals.

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1 https://www.nexteraenergy.com/real-zero.html

2 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/corporate-governance/governance-documents/NEE_Climate_Lobbying_vF.pdf

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RESOLVED CLAUSE

Shareholders of NextEra Energy, Inc (“NextEra”) request that the Board of Directors report to shareholders (at reasonable cost, omitting confidential and proprietary information) on its framework for identifying and addressing misalignments between NextEra’s lobbying and policy influence activities and positions, both direct and indirect through trade associations, coalitions, alliances, and other organizations (“Associations”), and its Real Zero goal. The report should address the criteria used to assess alignment; the escalation strategies used to address misalignments; and the circumstances under which escalation strategies are used (e.g., timeline, sequencing, degree of influence over an Association).

RATIONALE FOR A YES VOTE

1.	Lack of clarity over NEE’s framework for identifying and addressing misalignments between its policy influence activities and its Real Zero goal may undermine investor confidence in NEE’s leadership and commitment to eliminate carbon emissions from its operations while enhancing the reliability, resiliency, affordability, and cost certainty for its customers.
2.	Following the recent publication of NEE’s Trade Association Lobbying Report, InfluenceMap’s assessment of NEE’s climate policy engagement disclosures, indicated that the Company had still only met just 1 out of the 14 available points.[3] InfluenceMap’s methodology is aligned with the investor driven and multi-stakeholder Global Standard on Responsible Climate Lobbying.[4]
3.	NEE, and its largest subsidiary Florida Power & Light (“FPL”), frequently receive press coverage over its negative climate policy-related influence activities that may pose reputational risk and undermine the Company’s status as a clean energy leader.[5]
4.	The proposal is not duplicative as NEE has failed to provide adequate disclosure in line with current industry practice.
5.	A regulatory landscape that facilitates the transition of electricity generation portfolios from fossil fuels toward zero-emissions sources provides a growth opportunity for NEE, including its regulated electric utility subsidiary FPL.[6]

DISCUSSION

The proponents have engaged in good faith with NextEra Energy’s (NEE) management, meeting numerous times over two years. In 2023, NEE made a commitment with shareholder proponents to publish a report that would disclose the Company’s framework for addressing climate lobbying misalignments in exchange for the withdrawal of a shareholder resolution by December 31, 2023. NEE did not produce a climate lobbying report by the deadline and therefore did not meet nor partially meet the terms of the agreement.

The proponents re-filed the proposal for the 2024 proxy season, and the Company published its Trade Association Lobbying Report in March 2024.7 This disclosure has insufficiently met the agreed upon commitment. Details regarding the gaps in the report are outlined below.

Climate Change poses material risks and significant business opportunities for NEE; strong public policy is critical to addressing those risks.

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3 https://ca100.influencemap.org/lobbying-disclosures

4 https://climate-lobbying.com/

5 https://www.politico.com/news/2024/02/25/clean-energy-nextera-climate-project-block-00143147;

6 https://blog.advancedenergyunited.org/how-do-electric-utilities-make-money

7 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/corporate-governance/governance-documents/NEE_Climate_Lobbying_vF.pdf

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NEE has set ambitious long-term climate goals with its Real Zero by 2045 goal8. We commend the Company for this strong commitment to setting goals and meeting targets to reduce its climate impact and the leadership it is demonstrating within its industry. However, achieving this industry-leading goal will require strong public policy support for emissions reductions throughout the economy, for increased electrification of buildings, industrial processes, and transportation, as well as incentives and other supports for the development of renewable energy. Without robust, supportive public policies, NEE’s climate goals may not be achievable.

The Global Standard on Responsible Climate Lobbying, issued in March 2022 following a multi-stakeholder consultation that included both companies and investors, includes 14 indicators representing best practice for lobbying and public policy activities related to climate change. These indicators also form the basis for the ongoing analysis of climate lobbying reports by the non-profit InfluenceMap. These indicators recommend company practices in four broad areas:

•	Commitment to Paris-aligned public policy advocacy;
•	Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment;
•	Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals; and
•	Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations’ advocacy activities.[9]

In March 2024, NEE produced a trade association lobbying report in response to this proposal. However, the report falls short of investor expectations in a number of critical areas.

The report:

-	Does not state the Company’s own climate policy principles;
-	Does not describe the Company’s direct climate lobbying activities;
-	Does not explain the criteria used to assess alignment with the Company’s own climate policy principles and targets; and
-	Does not provide a clear explanation of mitigation efforts which will be undertaken by the Company when cases of lobbying misalignment are identified.

Despite releasing this new report, NEE continues to lag its US peers in reporting on its lobbying activities. For example, both American Electric Power and NRG Energy have produced substantive trade association reports which take steps to evaluate their trade associations’ alignment with their own GHG targets and actions they are taking to address misalignment. Importantly, these companies have provided clear and detailed methodology of the criteria used to assess alignment with the company’s own GHG targets.

InfluenceMap has rated NEE’s recent report as meeting only 1 of the 14 criteria it uses to assess the quality of climate lobbying reports, for a score of 7 percent as shown in the chart reprinted below. In contrast many of its peers score far higher, including American Electric Power (29%), NRG Energy (29%), Duke Energy (21%), Dominion Energy (21%), FirstEnergy Corp (21%) and Southern Company (21%). NEE could easily improve its reporting by focusing on disclosing:

-	Climate policy principles;
-	Lobbying alignment methodology; and
-	Misalignment escalation framework.

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8 https://www.nexteraenergy.com/real-zero.html

9 https://climate-lobbying.com

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CONCLUSION

As long-term investors in NextEra Energy, we believe that the report we have requested would be in the best interest of the Company and its shareowners, ensuring that the Company is working across the enterprise toward its long-term climate goals. The Company’s recent report falls short of the disclosures being made by the Company’s peers and fails to reassure investors that the Company’s lobbying efforts are working in tandem to meet the Company’s ambitious climate targets. An improved report would additionally help to prevent reputational risk from misalignments between the Company’s own policies and negative positions taken by its trade associations. Issuing the requested report would allow the Company to meet not only the expectations of investors, but also join the leaders among its peers in the business community. We urge you to vote “YES” on this shareholder proposal.

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10 https://ca100.influencemap.org/lobbying-disclosures

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